UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports an 11.7% increase in

April 2017 passenger traffic

Monterrey, Mexico, May 8, 2017—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports increased 11.7% in April 2017, as compared to April 2016. Domestic traffic increased 11.6%, and international traffic rose 12.4%. At the same time, the supply of seats grew 6.3%.

It should be noted that year-over-year comparisons benefit from the fact that this year’s Holy Week vacation period occurred in April, while in 2016 it occurred in March.

Of total April traffic, 98.2% was commercial aviation and 1.8% was general aviation.

Total Passengers*
	Apr-16	Apr-17	Change %	Jan-Apr 2016	Jan-Apr 2017	Change %
Domestic	1,270,611	1,418,526	11.6	4,774,056	5,258,769	10.2
International	185,969	208,963	12.4	854,629	906,650	6.1
OMA Total	1,456,580	1,627,489	11.7	5,628,685	6,165,419	9.5
* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Domestic traffic increased in eleven airports in April. The most noteworthy increases were Monterrey (+10.5%; +64,506 passengers), Culiacán (+21.4%; +28,281), Chihuahua (+25.8%; +23,112), and Zihuatanejo (+52.9%; +12,562). Monterrey traffic increased principally because of higher traffic volumes on the Cancún route. Culiacán increased traffic principally on its Tijuana and Mexico City routes. Chihuahua and Zihuatanejo traffic increased principally on their Mexico City routes.

The highest volume domestic routes during April were Monterrey-Mexico City, Monterrey-Cancún, Monterrey-Guadalajara, Chihuahua- Mexico City, and Culiacán-Tijuana.

During April, VivaAerobus opened the Zihuatanejo—Mexico City route.

International traffic also increased in eleven airports in April. The largest increases were in Monterrey (+9.8%; +9,301 passengers), in large part because of increased traffic on the Houston and Chicago routes; Zihuatanejo (+20.5%; +3,722), because of increases in traffic on the Montreal and Toronto routes; and Zacatecas (+40.1%, +3,367) because of increases in traffic on the Chicago and Los Angeles routes.

The highest volume international routes during April were Monterrey-Houston, Monterrey-Dallas, Monterrey-Atlanta, Monterrey-Chicago, and Mazatlán- Los Angeles.

.

Principally because of consolidation of routes and optimization of fleets by the airlines, the total available seats grew 6.3% in April 2017, while the number of flight operations (takeoffs and landings) decreased 4.2%. The number of domestic operations decreased 4.8%, and international operations decreased 0.3%,

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Total Passengers*

	Apr-16	Apr-17	Change %	Jan-Apr 2016	Jan-Apr 2017	Change %
Acapulco	54,325	60,719	11.8	260,756	263,328	1.0
Ciudad Juárez	85,058	89,785	5.6	320,377	350,006	9.2
Culiacán	133,026	163,109	22.6	519,101	592,728	14.2
Chihuahua	98,231	122,052	24.2	369,398	445,256	20.5
Durango	35,027	32,628	(6.8)	127,451	124,170	(2.6)
Mazatlán	80,182	87,956	9.7	350,145	380,165	8.6
Monterrey	710,817	784,624	10.4	2,631,063	2,880,994	9.5
Reynosa	42,197	41,772	(1.0)	151,658	158,170	4.3
San Luis Potosí	39,469	44,318	12.3	140,647	169,840	20.8
Tampico	57,858	58,630	1.3	220,320	214,051	(2.8)
Torreón	52,300	53,712	2.7	189,289	205,284	8.5
Zacatecas	26,145	29,955	14.6	100,817	107,267	6.4
Zihuatanejo	41,945	58,229	38.8	247,663	274,160	10.7
OMA Total	**1,456,580**	**1,627,489**	**11.7**	**5,628,685**	**6,165,419**	**9.5**

Domestic Passengers*

	Apr-16	Apr-17	Change %	Jan-Apr 2016	Jan-Apr 2017	Change %
Acapulco	50,599	56,540	11.7	228,405	230,837	1.1
Ciudad Juárez	84,519	89,501	5.9	318,106	349,105	9.7
Culiacán	132,053	160,334	21.4	514,727	581,433	13.0
Chihuahua	89,574	112,686	25.8	336,210	411,762	22.5
Durango	31,788	27,733	(12.8)	115,409	107,870	(6.5)
Mazatlán	51,509	58,967	14.5	206,080	222,599	8.0
Monterrey	616,147	680,653	10.5	2,256,746	2,496,504	10.6
Reynosa	42,145	41,497	(1.5)	151,463	157,153	3.8
San Luis Potosí	28,704	31,624	10.2	101,015	123,013	21.8
Tampico	54,687	55,042	0.6	207,150	200,956	(3.0)
Torreón	47,395	49,453	4.3	171,767	189,585	10.4
Zacatecas	17,745	18,188	2.5	67,568	68,177	0.9
Zihuatanejo	23,746	36,308	52.9	99,410	119,775	20.5
OMA Total	**1,270,611**	**1,418,526**	**11.6**	**4,774,056**	**5,258,769**	**10.2**

International Passengers*

	Apr-16	Apr-17	Change %	Jan-Apr 2016	Jan-Apr 2017	Change %
Acapulco	3,726	4,179	12.2	32,351	32,491	0.4
Ciudad Juárez	539	284	(47.3)	2,271	901	(60.3)
Culiacán	973	2,775	185.2	4,374	11,295	158.2
Chihuahua	8,657	9,366	8.2	33,188	33,494	0.9
Durango	3,239	4,895	51.1	12,042	16,300	35.4
Mazatlán	28,673	28,989	1.1	144,065	157,566	9.4
Monterrey	94,670	103,971	9.8	374,317	384,490	2.7
Reynosa	52	275	428.8	195	1,017	421.5
San Luis Potosí	10,765	12,694	17.9	39,632	46,827	18.2
Tampico	3,171	3,588	13.2	13,170	13,095	(0.6)
Torreón	4,905	4,259	(13.2)	17,522	15,699	(10.4)
Zacatecas	8,400	11,767	40.1	33,249	39,090	17.6
Zihuatanejo	18,199	21,921	20.5	148,253	154,385	4.1
OMA Total	**185,969**	**208,963**	**12.4**	**854,629**	**906,650**	**6.1**

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This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

• Webpage http://ir.oma.aero

• Twitter http://twitter.com/OMAeropuertos

• Facebook https://www.facebook.com/OMAeropuertos

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Vicsaly Torres Ruiz
Vicsaly Torres Ruiz
Chief Financial Officer

Date: May 8, 2017